SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5)

NYSE (ELP, ELPC)

LATIBEX (XCOPA, XCOPO)

COPEL announces dividends of R$ 1.35 billion from profit reserves

COPEL ("Company") hereby informs its shareholders and the market in general that its Board of Directors approved, on this date, the distribution of dividends, in the total gross amount of R$ 1,350,000,000.00 (one billion, three hundred and fifty million reais), as follows:

Dividends
Payment date (1)	Until 30.06.2026
Gross amount per ordinary share - ON (() (2) ())	R$ 0,45460171311
Record Date (included)	30.12.2025
Ex-date	02.01.2026

(1) The date of payment will be determined at the Annual General Meeting to be held on April 23, 2026, at which the Management Report, Balance Sheet and other Financial Statements, as well as the Allocation of Profits for 2025 will be analyzed.

(2) The gross value per share may be adjusted, depending on whether shareholders holding preferred shares exercise their right to withdraw, as explained below.

The Company clarifies that the value per share indicated above takes into account the Company's new shareholder structure in the context of the migration to the Novo Mercado of [B]³ S.A. - Brasil, Bolsa, Balcão ("Migration to the Novo Mercado"), composed exclusively of common shares (with the exception of the special class preferred share held by the State of Paraná), under the terms approved by the Extraordinary General Meeting held on August 22, 2025 and ratified by the Special Meeting of Preferred Shareholders held on November 17, 2025 ("AGESP").

It should only be noted that the value per share informed may be adjusted as a result of any exercise of the right to withdraw by shareholders holding preferred shares who did not approve the matter resolved at the AGESP - whether by dissent, abstention or absence, under the terms of Notice to Shareholders no. 07/25, of 17.11.2025. If there are any changes to the value per share indicated above, these will be informed to the market in due course by means of a new Notice to Shareholders.

FORM OF PAYMENT:

Dividends will be paid in the form of a credit to a current bank account included in the shareholder's registration, which is why shareholders must keep their bank details up to date with their custody agent.

SERVICE:

Bookkeeping agent: Banco Itaú (Asset Bookkeeping)

Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, SP - CEP 04538-132

Capitals and Metropolitan Regions: 3003-9285 (whatsapp) / Other Regions: 0800 720 9285

E-mail: preatendimentoescritural@itau-unibanco.com.br

Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor / New York - NY - 10286

Tel: (212) 815-7118

e-mail: cassandra.miranda@bnymellon.com

Curitiba, December 10, 2025

Felipe Gutterres

Vice President of Finance and Investor Relations

For further information, please contact the company:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 10, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.